Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 20, 2012

Via EDGAR

Rebecca Marquigny, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 16, 2012, with regard to Post-Effective Amendment Nos. 150, 151 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 20, 2012, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering new classes of certain existing series of the Trust (each, a “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

NVIT Large Cap Growth Fund

1.	Comment – If any of the following comments for the NVIT Large Cap Growth Fund apply to any other NVIT Fund, please make such revisions where appropriate.

Response – Registrant has revised other NVIT Funds’ disclosure to incorporate any comments deemed appropriate and applicable to such Funds.

2.
Comment - If the NVIT Funds are utilizing a summary prospectus, the legend should be reviewed and approved by the SEC staff.  In the alternative, please represent in the response letter that the legend previously reviewed by the SEC staff is the same as the current legend, or show revisions against the previous version, or indicate that you will not be using a summary prospectus.

Response – The legend has not materially changed since 2010.

The legend, for the summary prospectuses dated May 1, 2012, will read:

Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. This Summary Prospectus is intended for use in connection with variable insurance contracts, and is not intended for use by other investors. The Fund’s Prospectus and Statement of Additional Information, both dated May 1, 2012, are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to www.nationwide.com/mutualfundsnvit, email a request to web_help@nationwide.com or call 800-848-0920, or ask any variable insurance contract provider who offers shares of the Fund as an underlying investment option in its products.

3.
Comment – In the Fee Table, please remove “Shareholder Fees” as a caption where there are none.   You may, however, add the caption where there are “Redemption Fees,” which are a subcaption of “Shareholder Fees.”  See the Fee Table description in Item 3.

Response – Registrant has revised as requested.

4.	Comment – The dual use of “none” and “N/A” in the Fee Table is confusing; “N/A” is always more preferable.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Response – Registrant notes that the dual use of “none” and “N/A” is a result of prior SEC staff comments. Nevertheless, Registrant has revised as requested and deleted references to “none.”

5.
Comment – The footnote to the Fee Table indicates that the Adviser may recoup management fees previously waived.  Please remove “previously waived” and “waived the fees” in the footnote to the Fee Table as it is not considered a fee waiver if it is subject to a recoupment.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.  As indicated in Registrant’s previous comment response letters and now again, Registrant continues to believe that the use of the term “waiver” in the footnote remains appropriate and accurate terminology.

The relevant portion of the footnote reads:

The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time that the Adviser waived the fees or reimbursed the expenses.  (emphasis added)

This footnote disclosure indicates that the fee waiver is subject to recoupment by the Adviser.  The fee waiver occurs first, which is then subject to a potential recoupment by the Adviser for up to three years after the fee waiver, provided that the Board approves the recoupment and the reimbursement does not cause the Fund to exceed its expense limitation at that time.  As such, Registrant believes that the fee waiver and recoupment are separate concepts.  The separation of concepts is highlighted by the fact that: (i) the Adviser may waive fees and, depending on numerous factors, not recoup any of these waived fees; (ii) recoupment, in whole or in part, may only occur if there has been a fee waiver; and (iii) recoupment cannot occur at the same time that fee waivers are taking place.  As a result, Registrant does not believe that the potential for recoupment, or the recoupment itself, in whole or in part, fundamentally changes the initial classification of the fee waiver, or makes the disclosure in the footnote inaccurate.

Second, a plain English reading of the terms “waived” and “reduced” favors including both words in the footnote disclosure.  The term “waived” implies a temporary characteristic through the relinquishment of a known right.  “Reduced” implies permanence through diminishment or change.  If “previously waived” is

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

removed, use of the term “reduced” by itself may lead shareholders to believe that the cost of expenses had been permanently reduced when in fact the expense limitation agreement to limit expenses can be terminated at the end of the stated time period or at any time with the consent of the Board of Trustees.  Further, Adviser recoupment is only permitted with the approval of the Board of Trustees and, as such, is more akin to a “waiver” than a permanent reduction.

Third, the disclosure, as set forth in the footnote, and the terms, “previously waived” and “waived the fees,” is derived from substantially identical language set forth in the Expense Limitation Agreement entered into by the Trust with the Adviser, and approved by the Board of Trustees.  As such, Registrant does not believe it is necessary or appropriate to change the footnote disclosure where the contractual language is currently clear.

Fourth, the term “fee waiver” is set forth in the subcaption to the Fee Table, as that term is expressly required by Item 3, Instruction 3(e).  Removing “fee waiver” from the footnote disclosure, as a result, will unnecessarily complicate the terminology used throughout the prospectus.

Finally, Registrant is aware of other fund complexes utilizing the same approach as the Registrant.

As such, Registrant again respectfully declines to accept this comment.

6.
Comment – The Fund is not permitted to include the expense limitation in the Fee Table unless the expense limitation will actually reduce expenses for that year.  In other words, do not disclose the expense limitation if the recoupment brings the amount of fees paid to the Adviser over the expense limitation.

Response – Registrant confirms that if the Fund is currently waiving fees as set forth in the Fee Table, the Adviser cannot also then recoup fees from the Fund to bring the expense ratio over the expense limitation.

7.	Comment – Please do not include the expense limitation footnote unless the Adviser is waiving fees or reimbursing expenses.

Response – Registrant confirms that it will not include the expense limitation footnote unless the Adviser is waiving fees or reimbursing expenses.

8.	Comment – In future filings, please include all numbers in the Fee Table and bracket the information that will be updated.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Response – Registrant notes that it removed all fees and expenses for the Amendment, other than those fees and expenses that do not change on an annual basis (e.g., management fees and Rule 12b-1 fees).  Registrant prefers not to include fees and expenses that it knows are likely to be inaccurate in a registration statement that may go effective, regardless of whether such numbers are surrounded by brackets.

9.	Comment – In the Item 4 Principal Investment Strategies section, please add the percentage that the fund may invest in foreign securities, if there is a percentage.

Response - Registrant notes that comments with regard to including percent limitations of certain investments has been previously provided by the SEC staff and responded to by the Registrant.

Registrant notes that there is no maximum percentage that the Fund may invest in foreign securities.  As previously stated, Registrant believes that stating a percent limitation for the various instruments in the Principal Investment Strategies unnecessarily restricts the Fund and its portfolio managers and is not required by Form N-1A.  Registrant also believes that stating a definitive percent limitation does not assist shareholders given that the portfolio managers may have a wide percentage range in which to invest.  Providing a specific percentage amount may create expectations that the Fund will be invested near the percent limitation, which may not be accurate.

As such, Registrant again respectfully declines to accept this comment.

10.	Comment – Please indicate, if applicable, if borrowing counts towards the 80% policy.

Response – Borrowing does not count towards the Fund’s 80% policy.  As such, Registrant respectfully declines to accept this comment.

11.	Comment – In the Item 4 Principal Investment Strategies section, please provide the market capitalization of the Russell 1000 Index.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

Registrant believes that the current disclosure in the Item 4 Principal Investment Strategies section (i.e., investing in “equity securities issued by large-cap companies”) is more helpful to inform contract owners of the nature of the Fund’s principal investment strategies than is providing a range of dollar figures from

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

several hundred million dollars to several billion dollars.  Given that such market capitalization information only provides additional details about what “large-cap companies” means, Registrant continues to believe that the Item 9 Principal Investment Strategies section, where such market capitalization is currently disclosed, is the more appropriate location for such information.

As such, Registrant again respectfully declines to accept this comment.

12.	Comment – In the Item 4 Principal Investment Strategies section, please revise the sentence that states “highest degree of conviction” as it is not plain English.

Response – Registrant has revised as requested.

13.
Comment – As the Annual Total Return Bar Charts were not included in the Amendment, the SEC staff is not able to comment on the Charts.  The SEC staff recommends that Registrant review the Charts carefully when completed to ensure compliance with the requirements of Form N-1A.

Response – Registrant notes the SEC staff’s recommendation.

14.	Comment – In the Annual Total Returns chart, please include the terms “highest” and “lowest” provided by Item 4(b)(2)(ii) rather than the current disclosure that states “best” and “worst.”

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, unlike other required Items (e.g., Item 4(b)(2)(i) requiring a “statement to the effect”), Registrant notes that Item 4(b)(2)(ii) does not specifically require the terms “highest” and “lowest.”  Rather, Item 4(b)(2)(ii) requires the Registrant to “disclose the highest and lowest returns for a quarter.”  Registrant believes that the terms “best” and “worst” are at least equivalent to the meaning of the words “highest” and “lowest,” respectively, and are a more helpful and relevant description of performance for the benefit of contract owners.  Further, we are aware of numerous other fund complexes that utilize “best” and “worst” terminology.

As such, Registrant again respectfully declines to accept this comment.

15.	Comment – Instruction 3(b)(ii) of Item (4)(b) requires the narrative under the Annual Total Returns bar chart be in footnote format.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, Registrant notes that Nationwide Mutual Funds received a comment from the SEC Staff on January 7, 2010, to remove all footnotes from the Average Annual Total Return table, except for any footnote that explains why additional benchmarks are used.  On February 26, 2010, Nationwide Mutual Funds responded with the following:

The information explaining when prior performance is based on the performance of a different class . . . has been modified and added as narrative text immediately preceding the Average Annual Total Returns table.

We believe that this information is important to include in the Fund Summary to alert investors to the fact that all of the historical performance of a certain class is not the actual performance of that class, but is instead based, in whole or in part, on another class.  We believe that the inclusion of this disclosure is important to give shareholders an accurate understanding of the performance of each class of shares and that omission of this disclosure may be misleading to shareholders.

Instruction 3(b) to Item 4 of Form N-1A, relating to a multiple class fund that offers a new class and separately presents the information for such new class, requires that the fund include the performance information for any other existing class for the first year the fund is offered and “[e]xplain in a footnote that the returns are for a class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.”  We believe that it follows that a fund that includes the historical performance of another class in another situation, such as the one described above, would also be expected to set forth a similar footnote explaining the basis for its historical returns that are based on another class’ performance.

Similarly, Registrant also feels it is important to alert investors to the fact that all of the historical performance of a certain class is not the actual performance of that class, but is instead based, in whole or in part, on another class.  Since April 2010, as applicable, Registrant has utilized the same approach as Nationwide Mutual Funds in previous filings to the SEC.  At this time, changing these text paragraphs to footnotes for the applicable series of the Registrant will cause the

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Registrant to incur substantial printer costs, which the shareholders would be forced to bear.

As such, Registrant again respectfully declines to accept this comment.

16.	Comment – Insert more specific titles for the portfolio managers instead of “Portfolio Manager.”

Response – Registrant has revised as requested where applicable.

17.
Comment – The Tax Information section states that, “Such distributions will be exempt from current taxation.” This may not necessarily be true in all scenarios; consider adding “may be exempt.”  Please compare this disclosure with prior years disclosure, which only needed to be revised to state, “To the extent this has tax implications, please see the variable product prospectus.”

Response – Although the Registrant acknowledges that such statement may not be true in every potential situation, Registrant believes that the statement is currently accurate.  Further, Registrant believes that revising the statement to “may be exempt” will unnecessarily confuse shareholders with respect to an unlikely scenario.  Therefore, Registrant respectfully declines to make the requested change.

18.
Comment – The Item 9 required disclosure is substantially similar to the Item 4 required disclosure.  Item 4 required disclosure should be a summary of Item 9 required disclosure; therefore, revise the Item 9 required disclosure to include more information.

Response – Registrant believes that, with certain modifications made in response to SEC staff comments to the Amendment, the Fund’s Item 9(b) disclosure is accurate as to the Fund’s principal investment strategies.  The Fund’s Item 4 disclosure summarizes certain portions of the Item 9(b) disclosure, including with respect to the Fund’s investments in equity securities, large-cap companies, and a growth style of investing.

Therefore, Registrant respectfully declines to revise the Item 9 required disclosure.

19.	Comment – In the Item 9 Principal Investment Strategies section, please revise the sentence that states “highest degree of conviction” as it is not in plain English.

Response – Registrant has revised such section as requested.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

20.	Comment – In the Item 9 Principal Investment Strategies section, please revise the sentence that states, “allocation among market sectors” to reflect how the adviser is determining such allocations.

Response – Registrant refers the SEC staff to the sentence following “allocation among market sectors.”  This sentence states, “The Fund’s portfolio is structured so that its sector weighting generally are similar to those of the Fund’s benchmark index.”  Registrant believes that this sentence responds to the SEC staff’s concern with regard to the determination of allocations.

21.	Comment – In the Item 9 Principal Investment Strategies section, please add the percentage that the fund may invest in foreign securities, if there is a percentage.

Response – Please see Registrant’s response to Comment No. 9.

22.	Comment – If equity securities include other instruments beyond common stock, please include such instruments in the Key Terms.

Response – Registrant notes that the definition of equity securities in the Key Terms continues to be accurate with respect to the principal investment strategies of the Fund.

23.	Comment – As the Russell 1000 Index has some mid-cap companies within the range of market capitalization, please consider whether this index is an appropriate index of a large-cap fund.

Response:  Registrant notes that a substantially similar comment was recently provided by the SEC staff to the Nationwide Growth Fund, a series of Nationwide Mutual Funds.  Registrant believes that Nationwide Growth Fund’s response is also accurate with respect to the Fund, which is:

The Fund defines large-cap stocks as those that have a capitalization within the capitalization range of the Russell 1000 Index.  The Registrant respectfully submits that its use of the Russell 1000 Index to define large-cap stocks is reasonable and, therefore, consistent with prior SEC staff guidance.  Specifically, although the Fund’s investment in large-cap stocks is not subject to Rule 35d-1, the staff’s responses in Frequently Asked Questions about Rule 35d-1 (Investment Company Names) released by the SEC on December 4, 2001, permit funds to use any reasonable definition of such terms as “large-cap,” “mid-cap” or “small-cap.”  The staff stated,

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. (emphasis added)

The Funds have defined the term “large-cap” using a well-known industry index (the Russell 1000 Index) as permitted by the aforementioned SEC guidance.  According to Russell’s website,

[The] Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe.  It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the Russell 3000 Index [based on market capitalization at the time of index reconstitution].  The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.

As a result, we believe the Fund’s definition of large-cap stocks complies with SEC guidance.  In addition, from an anecdotal point of view, there are a significant number of funds in the industry that define large-cap stocks based on the capitalization range of the Russell 1000 Index.  In summary, we believe that the Fund’s definition of large-cap stocks using the Russell 1000 Index capitalization range complies with relevant SEC guidance and is consistent with industry practice.

24.	Comment – In the Selective Disclosure of Portfolio Holdings, please confirm that the link provided goes directly to the portfolio holdings and not a different page.

Response – Registrant notes that Item 9(d) requires only a statement that a description of the Registrant’s policies and procedures with respect to the disclosure of portfolio holdings is available “on the Fund’s website, if applicable.”  Item 9(d) does not require the use of a hyperlink to Registrant’s website or that any such hyperlink provided take an investor directly to Registrant’s portfolio holdings without any intermediate step.  The link provided to shareholders in the prospectus links to a summary page of the regulatory

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

documents available to shareholders.  In providing a link to this summary page, Registrant goes beyond the regulatory requirements required by Item 9(d).

25.
Comment – In the Selective Disclosure of Portfolio Holdings, the disclosure states that the fund will disclose “substantially all” of its securities holdings.  Please explain why some securities holdings will not be disclosed.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, Registrant notes that the term “substantially all” corresponds directly to that of the Registrant’s policy with respect to the disclosure of portfolio holdings.  As Item 16(f) requires a description of the disclosure of portfolio holdings policy, Registrant declines to revise the disclosure as the disclosure continues to remain accurate.  Registrant believes that there may be certain and/or individual situations where the release of all of the portfolio holdings would not be in the best interest of the Fund or its shareholders.

26.	Comment – In the Management section, please disclose that The Boston Company is a registered investment adviser.

Response – Registrant does not believe that such disclosure is required by Form N-1A and believes that such information is not particularly helpful to shareholders given the statutory requirements that an investment adviser to a registered investment company be registered.

Therefore, Registrant respectfully declines to make the requested change.

27.	Comment – Please describe the compensation of each subadviser in response to Item 10(a)(1)(ii).

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, Registrant believes that the compensation of each subadviser is not required by Item 10(a)(ii).  Rather, the Item only requires Registrant to describe the compensation of the investment adviser and, unlike Item 10(a)(1)(i), does not distinguish between investment adviser and subadviser. Registrant also notes that the subadviser is paid from the fees to the investment adviser.

As such, Registrant again respectfully declines to make the requested change.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

28.
Comment – In the Excessive or Short-Term Trading Disclosure, please revise to reflect Rule 22c-2 considerations.  Specifically, clarify that any action taken by a fund with regard to market timers will not be in violation of Rule 22c-2.

Response – Registrant believes that such Rule 22c-2 disclosure is not required by Form N-1A or by Rule 22c-2 under the Investment Company Act of 1940.  Further, Registrant believes that such limitations are previously described in the prior section, “Restrictions on Sales.”

Therefore, Registrant respectfully declines to make the requested change.

29.
Comment – In the response letter, please explain the basis of the section, “Additional Information About Fees and Expenses.”  Please revise the disclosure to more clearly indicate the reasons for this section.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, General Instructions (C)(3)(b) permits the Registrant to include, except in response to Item 2 through 8, information in the prospectus or SAI that is not otherwise required.  Registrant believes that such disclosure is beneficial to contract owners in consideration of the extreme market volatility in 2008 and 2009.

The information is intended to alert contract owners to the possibility that fees and expenses could be higher than those set forth in the Fee Table.  Such disclosure was initially added as a result of public statements made by the SEC staff in 2009.

Registrant has reviewed the disclosure again and believes it continues to be appropriate.  Therefore, Registrant again respectfully declines to make the requested change.

30.	Comment – On the back cover page, in the sentence, “contain additional information about the Fund,” please change to “Fund’s investments” in order to match Form N-1A.

Response – Registrant has revised as requested.

Investor Destination Funds

31.	Comment – Consider adding more disclosure regarding the underlying funds and how that translates to the fund of funds investment strategy. Consider

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

adding the actual underlying funds in the principal investment strategies and where you can go to find more information on these funds.

Response – Registrant notes that comments with regard to the disclosure of the fund of funds structure have been previously provided by the SEC staff and responded to by the Registrant.

Registrant has considered the SEC staff’s comment.  Registrant notes that a fund of funds’ holdings of underlying funds is similar to a more typical funds’ holdings of underlying securities.  Registrant does not believe that disclosing the name of each underlying fund, or where to find more information on such underlying fund, in the Item 4 Principal Investment Strategies section is particularly helpful to contract owners, just as, similarly, it would not be helpful, or is otherwise required, to disclose the name of underlying securities for other funds.  Further, Registrant believes that contract owners who purchase shares of a fund of funds seek the Adviser’s expertise in allocating among asset classes.  Registrant believes that providing the names of underlying funds or where to go for further information on each underlying fund does not contribute to a contract owner’s understanding of the Adviser’s asset allocation strategy.

Further,  Registrant notes that this information is currently disclosed in the Item 9 required disclosure, as further supplemented in the Appendix.  Registrant believes that this is the more appropriate location for such information.

Therefore, Registrant respectfully declines to make the requested change.

32.
Comment – The Principal Investment Strategies indicates that “most underlying funds are index funds.”  Please confirm that these other funds do not invest in derivatives or otherwise implicate strategies not discussed.

Response – Registrant confirms that all principal investment strategies of the Funds are disclosed.

33.	Comment – If the allocation percentages change materially, please note that a 485(a) filing is required.

Response – Registrant has considered the SEC staff’s comment and notes that, at present, there are no intentions to change the asset allocation percentages materially.  Registrant notes that the decision to file a 485(a) filing is reserved for the Registrant upon consultation with Fund Counsel.

34.
Comment – In the Principal Investment Strategies section, the NVIT Investor Destinations Aggressive Fund indicates that the Fund has a more aggressive level of risk.  Please state what it is “more” aggressive than.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Response – Registrant has revised as requested.

35.	Comment – Consider moving the sentence, “If the value of the Fund’s investments goes down, you may lose money,” to the front of the risk section.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

Registrant has reviewed the format of the prospectuses for all the NVIT Funds.  Registrant believes that the statement, located in its current location, is prominent, and again respectfully declines to make the requested change.

36.
Comment – With regard to the Fund of Funds risk, please consider revising.  While Funds pay a proportional shares of the fees and expenses, the risk to shareholders is that, as a result of the additional fees and expenses, the Fund will underperform.  Please review Registrant’s risk disclosure from a few years ago, which would be more appropriate.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

As previously stated, Registrant notes that the current “fund-of-funds structure risk” indicates that the Fund will indirectly pay a proportional share of the fees and expenses of the Underlying Funds in which it invests.  Registrant notes a fund of funds is not a pass-through vehicle and is a product that reflects certain investment advisory services.  The slightly higher fees at the Fund level is a result of, among other things, asset allocation services provided by the Adviser and is otherwise fully disclosed in the Fee Table.  As a result, Registrant believes that contract owners are not at any “risk” for lower performance than other comparable fund of funds.

Registrant believes that the current disclosure is satisfactory.  Therefore, Registrant again declines to make the requested change.

37.	Comment – Please confirm that the blended hypothetical benchmark is appropriate for each fund of funds (e.g., 95% S&P 500 for an aggressive fund).

Response – Registrant confirms that it believes that the blended hypothetical benchmark for each Fund is appropriate.

38.	Comment – Please confirm whether Class VI share performance has or has not been adjusted to reflect its lower or higher expenses.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

Response – Registrant notes that Class VI share performance, as stated in the performance table, is based on Class II performance.  Class II and Class VI expenses are the same; therefore, there have been no adjustments.

39.	Comment – Please revise the Item 9 risk disclosure for the Funds to better reflect which risks apply to which funds.

Response – In response to prior SEC staff comments, Registrant already has revised the risk disclosure in the prospectus.  Registrant continues to believe that such risk disclosure, as previously revised based on prior SEC staff comments, remains appropriate.  Therefore, Registrant declines to make the requested change.

American Funds NVIT Funds

40.	Comment – Please confirm that foreign currency risk is also not an appropriate risk for those funds with foreign securities risk.

Response – The Item 4 Principal Risks section for each of the American Funds NVIT Funds, as filed in the 485(a), contains the following risk disclosure:  “foreign securities may be more volatile, harder to price and less liquid than U.S. securities.  The prices of foreign securities may be further affected by other factors, such as changes in the exchange rates between the dollar and the currencies in which the securities are traded.”   Registrant believes that the current risk disclosure already sufficiently addresses foreign currency risk.

41.	Comment – Confirm that the American Funds NVIT Global Growth Fund did not change its benchmark index during the past year.

Response – Registrant acknowledges that the Fund changed its benchmark index during the past year.  Registrant has revised the Performance section to indicate the reasons for the change of benchmark.

Fixed-Income Funds

42.	Comment – With regard to the credit risk, please be more direct and negative. The last sentence is too neutral; consider stating, “The value will go down.”

Response – Registrant notes that the value of fixed income instruments as reflected in financial marketplaces is often times independent of its perceived credit risk.  As such, it is not always the case that with increased credit risk, the value of the fixed income instrument will go down.

Therefore, Registrant respectfully declines to make the change.

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

SAI
43.
Comment – Please represent in the response letter or include disclosure in the SAI (in the preamble as any changes to the fundamental investment restrictions requires shareholder approval) that, with regard to the concentration policy, the funds of funds are looking through to the portfolios of the underlying affiliated funds for purposes of determining concentration.

Response – Registrant notes that each of the NVIT Funds, except for the NVIT Real Estate Fund (which is not typically an Underlying Fund for the fund of funds), does not concentrate.  Nevertheless, Registrant has revised the appropriate Statement of Additional Information to reflect that the Funds do not look through to the holdings of affiliated Underlying Funds.  The SAI has been specifically revised to state:

For purposes of a Fund’s fundamental concentration policy set forth above, while a Fund may not concentrate, the aggregation of holdings of the Underlying Funds may result in a Fund indirectly having concentrated assets in a particular industry or group of industries or in a single issuer.  Any indirect concentration occurs as a result of the Underlying Funds following their own investment objectives and strategies.

44.	Comment – Registrant should review all comments previously provided by the SEC staff and make those requested changes.

Response – Registrant believes that it has fully responded in the past to all of the SEC staff’s prior comments.  As such, Registrant refers the SEC staff to those prior response letters.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
April 20, 2012

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.